Exhibit 99.1

ELBIT IMAGING LTD. CALLS EXTRAORDINARY

GENERAL SHAREHOLDERS MEETING

Tel Aviv, December 4, 2014, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”) announced today that it has scheduled an extraordinary general shareholders meeting to take place on Thursday, January 8, 2015 at 11:00 a.m. (Israel time), at the offices of the Company, located at 5 Kinneret Street, 32nd floor, Bnei Brak, Israel. The record date for the meeting is December 9, 2014.

Proxy Statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about December 11, 2014, to the Company's shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members other than the Tel Aviv Stock Exchange Clearinghouse. Shareholders that hold such shares via the Tel Aviv Stock Exchange Clearinghouse and shareholders registered on the Company's Israeli shareholder register may access the proxy statement and a form of Hebrew ballot via the following websites: http://magna.isa.gov.il and http://maya.tase.co.il.

The agenda of the meeting is as follows:

1.	To re-elect Elina Frenkel Ronen as one of the Company's external directors.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operates and manages commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

For Further Information:
Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054